ADA-ES, Inc.
                                     8100 SouthPark Way, B
                                      Littleton, CO  80120
                            Phone: 303-734-1727  Fax: 303-734-0330

August 25, 2006

BY ELECTRONIC TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	ADA-ES, Inc, Inc.
	Registration Statement on Form S-3
	File No. 333-131085

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, ADA-ES, Inc. (the "Registrant") hereby requests that the effective date of the above-captioned registration statement be accelerated so that it shall become effective at 10:00 a.m. on Tuesday, August 29, 2006, or as soon thereafter as possible.

By making this request for acceleration of the effective date of the registration statement, the Registrant acknowledges that:

*	Should the Commission or the staff, acting by delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

*	The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve ADA-ES from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

*	ADA-ES may not assert the staff's comments and the declaration of the registration statement's effectiveness as a defense on any proceeding initiated by the Commission or any person under the United States federal securities laws.

In addition, ADA-ES acknowledges that it is aware of its obligations under the Act.

Yours very truly,

ADA-ES, Inc.

By:	/s/ Mark H McKinnies

Its:	Senior Vice President and CFO